

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 4, 2015

Wade Gardner
Principal Executive Officer
Litera Group, Inc.
5751 Buckingham Pkwy
Culver City, CA 90230

> **Re: Litera Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 10, 2015**
> **File No. 333-206260**

Dear Mr. Gardner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure in the first paragraph that the "Company will retain all proceeds received from these shares in this offering." Please revise to clarify that you have not made any arrangements to place funds in an escrow, trust, or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K. For example, clarify that you will have access to any proceeds from this offering immediately, and may use such proceeds in your discretion.

Prospectus Summary, page 5

2. Please revise your prospectus summary to state that your auditors have issued a going concern opinion on your audited financial statements. Please also revise to disclose the

current rate at which you use funds in your operations, and the amount of time your present capital will last at this rate without additional capital.

Risk Factors, page 8

3. We note that Mr. Gardner will own 58% of the outstanding shares of your common stock if the offering is fully subscribed. Please add risk factor disclosure regarding any related risks that are material, including risks related to his controlling interest.

4. Please revise to include a risk factor discussing, if true, that your sole executive officer and director has no experience managing a public company.

The Costs and Expenses of SEC Reporting and Compliance, page 11

5. Please revise to quantify the anticipated costs of being a public company on an annual basis.

Plan of Operations, page 26

6. We note that your plan of operations contemplates the use of $75,000 over the next four quarters, and does not appear to address offering expenses. We also note that the Use of Proceeds section on page 15, assuming 100% funding, discloses net proceeds of $50,000 due to offering expenses of $25,000. Please reconcile your plan of operations and projected quarterly expenses with your disclosed net proceeds from this offering.

Security Ownership of Certain Beneficial Owners and Management, page 32

7. We note the reference date of June 30, 2015. In subsequent amendments, please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Auditor's Opinion, page F-3

8. We note from your audit report that you have audited the related statements of income, stockholders' equity and cash flows for the period ended June 30, 2015. Please revise by clearly identifying the period audited. Specifically, it appears that you have audited the statements of income, stockholders' equity and cash flows for the period from inception (June 1, 2015) through June 30, 2015. Please revise accordingly. Refer to paragraph 25 of AU-C Section 700 and Rule 2-02 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Matthew McMurdo, Esq.